

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

Via Facsimile (011) 33 1 40 76 14 00 and U.S. Mail

December 30, 2005

Jean-Pascal Beaufret
Chief Financial Officer
Alcatel
54, Rue La Boetie
75008 Paris, France

> **Re: Alcatel**
> **Form 20-F for the Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **File No. 001-11130**

Dear Mr. Beaufret:

We have reviewed your letter of November 18, 2005 and have the following comments. Please be as detailed as necessary in the explanation you provide for these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We refer you to prior comment two and the legislative and other actions identified in the second paragraph of that comment. Please revise your materiality analysis to address the qualitative factors underlying your conclusion, including the actions referenced in prior comment two and similar legislative or investor initiatives. In this regard, we note that legislation regarding investment of state funds in companies doing business in Sudan is pending in Maryland, Massachusetts, New York, North Carolina, Texas and Vermont. We note also that Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan; and CalPERS recently approved a proposal by the California State Treasurer that CalPERS demand you cease doing business with Sudan and Sudanese-controlled entities. Address specifically the potential impact on your business, reputation and share value of the investor sentiment evidenced by these actions and the legislative and other actions described in the second paragraph of our prior comment two.

2.   We note from your website that telecommunications, data transmission and satellite products are expected to be available in the Middle East in 2006 through Arabsat. We also note from your website that some of your products, such as RF L-band to V-band passive and active equipment, advanced navigation tools and satellite equipment are marketed to civilian and military customers. Advise us whether the products and services sold or to be sold in Libya, Syria, Sudan or Iran incorporate any of these items. Advise us also whether any of your products sold or anticipated to be sold directly or indirectly to Libya, Syria, Sudan or Iran are on the U.S. Commerce Department's Commerce Control List.

3.   Your revised materiality analysis in response to comment one above should take into account any past or anticipated transfers of products or technologies on the Commerce Control List to countries identified by the U.S. State Department as state sponsors of terrorism.

        Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

                                        Sincerely,

                                        Cecilia D. Blye, Chief
                                        Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance